                                                     Filed by TeleCorp PCS, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        And deemed filed pursuant to Rule 14a-12
                                          Of the Securities Exchange Act of 1934

                                                              Subject Companies:

                                                              TeleCorp PCS, Inc.
                                                  Commission File No.  000-27901

                                                                    Tritel, Inc.
                                                  Commission File No.  000-28435



     On February 28, 2000, TeleCorp PCS, Inc. ("TeleCorp"), a Delaware corporation, Tritel, Inc. ("Tritel"), a Delaware corporation, and AT&T Wireless Services, Inc., a Delaware corporation, executed a definitive Agreement and Plan of Reorganization and Contribution (the "Merger Agreement"). Additionally, on February 28, 2000, AT&T Wireless PCS, LLC, a Delaware limited liability company, TeleCorp, and certain other affiliates of TeleCorp, executed a definitive Asset Exchange Agreement (the "Asset Exchange Agreement").


                  THE FOLLOWING IS A PRESS RELEASE ISSUED BY
                          TELECORP ON AUGUST 1, 2000.

TeleCorp PCS
________________________________________________________________________________
                                                                       Suite 800
                                                           1010 North Glebe Road
                                                            Arlington, VA  22201

For Immediate Release

Investor Contact:                                Media Contact:
Jim Morrisey                                     Russell Wilkerson
TeleCorp PCS, Inc.                               TeleCorp PCS, Inc.
703-629-6668 (PCS)                               703-625-2069 (PCS)
703-236-1136 (Office)                            703-236-1292 (Office)

            TeleCorp PCS Extends Agreement with Lucent Technologies
                       for Expansion of Wireless Network

Arlington, VA - August 1, 2000 - TeleCorp PCS, Inc. (NASDAQ NM: TLCP), announced today that it has extended its existing agreement with Lucent Technologies for the supply and installation of Time Division Multiple Access (TDMA) IS-136 PCS wireless equipment for its expansion markets.

This latest agreement has an estimated value of approximately $350 million for this five-year extension. Under the terms of the agreement, Lucent will assist TeleCorp in building new networks, beginning with coverage for up to seven million people in Wisconsin and Iowa, specifically the cities of Milwaukee, Davenport and Des Moines. TeleCorp is an affiliate of AT&T Wireless Services and these markets will be a part of the AT&T Wireless network.

This agreement further expands the relationship between TeleCorp and Lucent. The new agreement is in addition to the one announced on May 19, 1998, that Lucent would supply TeleCorp TDMA technology valued up to $280 million.

On February 28, 2000, TeleCorp PCS, Inc. and Tritel, Inc. announced an all stock, tax-free merger and in a concurrent deal, TeleCorp announced a swap with AT&T Wireless Services of its New England properties for properties in Iowa and Wisconsin. This merger, and related transactions, is expected to close in the fourth quarter. The resulting service area will stretch from the Great Lakes to the Gulf of Mexico and cover more than 35 million people in 14 states and Puerto Rico.

In a separate but related arrangement, Lucent agreed to provide the TeleCorp-Tritel Holding Company, the post-merger controlling entity for TeleCorp PCS, Inc. (NASDAQ NM: TLCP) and Tritel, Inc. (NASDAQ NM: TTEL), with up to $350 million in financing.

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"We have had an outstanding working relationship with Lucent. They have proven themselves time and again by providing exceptional equipment and superior service. These separate, but equally important announcements underscore our confidence in the Lucent team and their product," said Gerald T. Vento, chairman and CEO of TeleCorp PCS, Inc.

"We are proud to have again been entrusted by TeleCorp as it expands and adds to its state-of-the-art TDMA network," said Chuck Many, Lucent Technologies vice president--Emerging Wireless Carriers. "TeleCorp continues to move aggressively to be a major force in the digital wireless marketplace and we at Lucent view this latest deal as a vote of confidence from a valued customer."

TeleCorp's expansion PCS networks will utilize Lucent's state-of-the-art TDMA wireless platform, operating in the 1.9 Gigahertz (GHz) frequency. The Lucent platform includes its 5ESS(R) digital switching system and cell site equipment. In addition, Lucent's TDMA platform takes advantage of the IS-136 TDMA standard Digital Control Channel (DCCH), a signaling system that operates behind the scene and offers a variety of intelligent networking options for network operators. The flexibility of Lucent's wireless platform also allows for a cost-effective evolution to the third-generation (3G) networks of the future as well as the potential use of the switching equipment in wireline applications.

TeleCorp PCS, Inc. has licenses to serve approximately 16.7 million people, and currently provides its SunCom digital wireless service in the following 35 markets: New Orleans, Baton Rouge, Lafayette, Houma, New Iberia, Thibodaux, Hammond, Lake Charles, and Alexandria, Louisiana; Memphis, Jackson, and Dyersburg, Tennessee; Oxford, Mississippi; Columbia/ Jefferson City, Missouri; Little Rock, Hot Springs, Russellville, Fayetteville, Jonesboro, Fort Smith, and Blytheville, Arkansas; Beaumont, Texas; Concord, Manchester, Portsmouth and Nashua, New Hampshire; Worcester, Cape Cod, Martha's Vineyard and Nantucket, Massachusetts; and San Juan, Ponce, Mayaguez, Humacao and Arecibo, Puerto Rico. TeleCorp is headquartered in Arlington, Virginia. More information about the company can be found on the Web at www.telecorppcs.com.

                            #          #          #

A registration statement containing a preliminary joint proxy statement/prospectus was filed by TeleCorp-Tritel Holding Company with the Securities and Exchange Commission on May 12, 2000 (file no. 333-36954) (as amended or supplemented, the "joint proxy statement/prospectus"). WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by TeleCorp PCS, Inc. ("TeleCorp") and Tritel, Inc. ("Tritel") with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus and other documents filed with the SEC by TeleCorp may also be obtained for free from TeleCorp by directing a request to TeleCorp PCS, Inc., Investor Relations, 1010 N. Glebe Road, Suite 800, Arlington, VA 22201, telephone: (703) 236-1100. In addition, the joint proxy statement/prospectus and other documents filed with the SEC by Tritel may be obtained for free from Tritel by directing a request to Tritel, Inc., Investor Relations, 111 E. Capitol Street, Suite 500, Jackson, MS 39201, telephone: (601) 914-8000.

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EXECUTIVE OFFICERS, DIRECTORS AND EMPLOYEES OF TELECORP MAY SOLICIT PROXIES FROM
TELECORP STOCKHOLDERS IN FAVOR OF THE TRANSACTIONS CONTEMPLATED ABOVE. INFORMATION CONCERNING THE INTERESTS OF THE PARTICIPANTS IN THE SOLICITATION IS INCLUDED IN THE JOINT PROXY STATEMENT/PROSPECTUS AND THE CURRENT REPORT ON FORM 8-K/A FILED WITH THE SEC BY TELECORP ON MARCH 10, 2000.

Safe Harbor
-----------

Except for historical information, the matters discussed in this presentation that may be considered forward-looking statements could be subject to certain risks and uncertainties that could cause the actual results to differ materially from those projected. These include timing and success of regulatory approval and uncertainties in the market, competition, legal and other risks detailed in the registration statement containing a preliminary joint proxy statement/prospectus filed with the SEC by TeleCorp-Tritel Holding Company on Form S-4, as amended or supplemented (file no. 333-36954), TeleCorp PCS, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-89393) and Tritel, Inc.'s registration statement filed with the SEC on Form S-1, as amended or supplemented (file no. 333-91207). TeleCorp PCS, Inc. and Tritel, Inc. assume no obligation to update information in this presentation.

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